DEAN HELLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Global Axcess Corp

2. The articles have been amended as follows (provide article numbers, if available):

Article IV: (A) Capital Stock. The Corporation is authorized to issued two classed of Common Stock. One class shall be Common Stock, par value $.001, of which the Corporation shall have the authority to issue 45,000,000 shares of Common Stock. The second class of capital stock shall be Preferred Stock, par value $.001, of which the Corporation shall have the authority to issue 5,000,000 shares of Preferred Stock. The Preferred Stock or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be dependent upon facts ascertainable outside of such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of stock by the board of directors.

(B) Upon effectiveness of the one-for-five reverse stock split of the Corporation’s Common Stock, all issued and outstanding shares, as of the effective date, shall be consolidated to the extent that (continued on Schedule A)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional): 4/28/05

(must not be later then 90 days after the certificate is filed)

5. Officer Signature (required):

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.	Navada Secretary of State AM 73 385 Amend 2003
Revised on 11/03/03

Schedule A

the issued and outstanding shares of Common Stock shall be reduced from 90, 999,755 prior to the reverse split to 18,199,951 following the reverse stock split. No fractional shares shall be issued. Any shareholder who beneficially owns a fractional share of the Corporation’s common stock after the reverse stock split, will receive a cash payment in lieu of such fractional share. The capital of the Corporation will be reduced as a result of Reverse Split.